Exhibit 99.2

Frequently Asked Employee Questions

The following information addresses some of the questions and/or concerns you may have regarding IBM and IBM Software Group. You will have the opportunity to learn more about these topics after the acquisition closes.

These FAQs regarding benefits and other employment questions are generally specific and there may be variations between countries due to legal, tax and process differences. Country specific details will be made available as soon as possible.

The FAQs are grouped into the following categories. Click on each heading to be linked to the section in the document.

Recently Added FAQs

Organization

Employment

Performance and Compensation

Career Development

Other

Recently Added FAQs

Are we still going through the FY08 PMP process?

Ongoing focus and attention on the performance management process, including setting expectations, providing feedback/coaching, learning and development and reviewing progress is always important.  As per Cognos’ performance management approach, it is critical that managers and employees have a formal PMP documented before the end of the fiscal year.   (Date posted:  261107)

If employees have additional questions (beyond the FAQ), who should they contact?

As always, Cognos employees are encouraged to ask their manager first.  If their manager is unable to answer the question(s), then they should contact their local HR representative.  (261107)

Organization

I thought our strategy was to remain independent, what happened?

Our strategy has always been to be the leading independent provider of PM solutions. In executing that strategy we had formed a very strong relationship with IBM, most recently being elevated to the level of Strategic Partnership about 18 months ago. IBM approached us with the possibility of executing on our vision on an even larger scale with great leverage across many of IBM’s Information Management solutions. With IBM’s commitment to SOA, to heterogeneous support and to an opportunity for greater scale with minimal product overlap, we believe that this combination enhances our ability to deliver PM solutions in the market. With the increased importance of PM to customers on a global basis and the changing landscape in the market as a result of that increased importance, we believe that this combination is the best basis upon which to pursue our vision.

Why didn’t we hear about this before the general public announcement?

As with any commercial transaction, both parties do not publicize their discussions until an agreement is reached.

How will Cognos be integrated into the IBM Information Management organization?

Cognos will be established as a new segment of IBM’s Information Management division focused on BI and performance management. Cognos President and CEO, Rob Ashe, will lead the new segment, reporting directly to Ambuj Goyal, General Manager, IBM Information Management. IBM will announce a more detailed integration plan soon after closure. IBM’s plans are to accelerate investment in and drive continued innovation across Cognos’ business intelligence and performance management offerings. Cognos customers will benefit from the increased investment, global reach and improved support available as part of IBM. IBM will maintain and expand Cognos’ robust partner network and will continue to support and enhance use of Cognos’ products with heterogeneous information systems. IBM will also invest in tighter integration and optimized performance of Cognos’ products with IBM’s Information Management and Business Process Management products.

What are the benefits to joining IBM?

This acquisition means that Cognos employees will be joining the IBM Software Group, a company with true global reach, providing new opportunities to expand sales of Cognos products. Employees will also have access to career opportunities including professional development, career paths spanning both product development and services, allowing employees to either pursue a path of diversification or specialization within the IBM Software Group. Cognos employees will also be able to take advantage of the flexibility that IBM’s work life balance policies have to offer such as flexible working arrangements and formal and informal knowledge sharing communities.

What is the IBM Software Group?

The IBM Software group comprises five software brands: Information Management, Rational, Lotus, WebSphere,and Tivoli. You can learn more about IBM Software at: www.ibm.com/software.

Who do I say I work for –Cognos or IBM?

For now, nothing is changing. Cognos employees are still directly employed by Cognos and remain on Cognos terms and conditions of employment.

How should I act during the period between announce and close?

The primary message for the period of time between announcement and the acquisition close is BUSINESS AS USUAL. Cognos employees should continue their current Cognos business.

Employment

Will I be employed by IBM?

We consider the Cognos employees to be a critical asset in this transaction and will do whatever possible to preserve that asset. We anticipate providing Cognos employees with continuing employment opportunities with IBM, performing the same or similar roles they have today. Specific plans will be determined after closing, upon which time we will discuss continuing employment with each Cognos employee.

Are the executives of Cognos staying on with IBM?  What will be their roles?

The Cognos senior management team is expected to join IBM and maintain leadership roles. Specific plans will be determined as part of the acquisition integration process after closing.

Will there be any impact on the Finance and Administration functions?

This merger is about growth and investment and this is a great opportunity for all Cognos employees. Although there may be some redundancies within F&A, there will be many new opportunities for employees within the IBM family, particularly if employees are seeking new challenges and particularly if they are mobile. We will have more information regarding integration over the coming months.

Will my job responsibilities change?

IBM is committed to leveraging your talent and skills in the best possible way. For the moment your job responsibilities will continue; change may occur over time as you become integrated and a part of IBM programs and development opportunities.

When is the deal expected to close?

It is expected to close in the first calendar quarter of 2008. Until that time, IBM and Cognos will continue to operate as separate entities.

What will happen to my stock options or restricted stock units (RSUs)?

Upon the closing of the transaction, IBM will cash out all vested Cognos stock options and RSUs. Non-vested stock options and RSUs will be converted to IBM stock options and RSUs. Except for the exercise price and number of shares covered by these options, the assumed options and RSUs will continue to be subject to all of the terms and conditions of the Cognos stock option plans and the award agreements under which the options were granted.

What will happen to my ESPP contributions for this cycle and until the deal closes?

Nothing will change before close.

How do I stay informed and whom do I contact if I have questions?

Regular update meetings will be scheduled by department and you will be informed of the dates and times over the next few weeks. If you have any questions send them to the saleshelpdesk@cognos.com.

What do I say if someone from the press or an analyst calls to ask me about the acquisition?

Any press or analyst inquiries should be referred to the following individuals:

•             Press – Steve Milmore in our Burlington office at +1 781 313 2403

•             Financial Analysts – John Lawlor in our Ottawa office at +1 613 738 1338, ext. 3318

•             Industry Analysts – Roberta Wakerell in our Ottawa office at +1 613 738 1338, ext. 3423

What impact will this have on the Applix integration plans?

IBM’s plans are to accelerate investment in and drive continued innovation across Cognos’ business intelligence and performance management offerings. We don’t anticipate any changes to Applix integration plans.

Will this impact the Eclipse event scheduled in June for the sales force?

The Eclipse 2008 event scheduled for June 4 - 8, 2008, in Mexico will proceed as planned, and there are no changes to the qualification rules.

What will happen to my benefits?

IBM offers comprehensive benefits programs in each country. The details of these programs will be provided to all employees after close.

How will service with Cognos be counted for benefits purposes?

Previous service with Cognos will be credited as IBM service.

When will I become part of IBM?

For now, nothing is changed. Following this announcement Cognos and IBM will remain as separate, independent entities and will continue to operate as such. IBM will follow due legal process associated with the transition and you’ll hear more about these activities as we get closer to the acquisition close.

How do I learn more about IBM?

Until the acquisition closes, all communication will be through Cognos management and will meet the requirements of all due country legal processes. After close, IBM will use multiple channels of communication to keep employees informed. There will be frequent email status reports, as well as direct communications and discussions with you through Cognos management.

Will I have to change office locations?

IBM understands and can appreciate the significance of this decision to many of you. One of the many benefits of joining a large multinational firm such as IBM is the extended network of locations we actively maintain. We will work together to assess the location of our respective offices and staff around the globe. Due to prior confidentiality limitations, the bulk of this work remains to be done. The goal of this exercise is to identify opportunities, where appropriate, for our two organizations to unite physically, where business synergies can be better realized through the shared use of common facilities. The scope of these analyses will include productivity, business and operational synergies, financial implications, the impact of potential relocations on employee commutes, a quality of space comparison, future headcount changes, and the operational ability of the space to accommodate employee and equipment requirements, among other factors. We strive to achieve the appropriate balance on these various inputs.

Where warranted, there may be instances where combining our teams will allow for more frequent face-to-face interaction with new colleagues, enhance teaming, provide for more immediate access to the IBM voice and data network, and make more efficient use of our now combined real estate portfolios. Alternatively, there may be other instances where it is in our collective best interests to invest in the infrastructure of existing Cognos, and perhaps use those offices as centers of synergy, whereby existing IBM employees could move to a Cognos location. Each location will have its own unique facts that will be evaluated accordingly.

We will endeavor to make a decision regarding offices as quickly as possible, and will communicate the plans through approved channels as soon as decisions have been made. Please be patient, since gathering the information from the impacted constituencies, however, can highlight cross dependencies that may take additional time to evaluate. If you currently work from a home office, you will be contacted by a member of IBM’s local Real Estate team to introduce you to the services available at nearby IBM offices. However, it is currently anticipated that if you are satisfied with your home office arrangement, it will continue.

At this time, IBM currently expects that it will retain the main HQ building in Ottawa. The other buildings in Ottawa and the remainder of the global portfolio will be evaluated as described above.

Will I need to relocate to another city or country?

As a result of our worldwide network of locations and its focus on flexible working arrangements, IBM does not anticipate requiring any employees to relocate to another city or country.

Performance and Compensation

What will happen to my compensation?

The IBM and Cognos transition planning teams will be working to better understand each other’s compensation programs. Cognos employees will receive information about IBM compensation programs after close.  In addition to base salaries, IBM full time and part time regular employees not on a sales incentive plan are eligible to participate in the IBM Gross Driven Profit-Sharing (GDP).

What changes will there be to Cognos sales/incentive plans?

Until the integration is complete, employees who are on sales and incentive plans will be paid on their current conditions. After the integration, IBM sales and incentives plans may come into effect. The IBM plan is very competitive, and further information will be provided over the coming months.

What will happen to the Share-in-Success (SIS) program for FY08. The SIS program will remain unchanged through the closing of the acquisition.

What is IBM’s compensation structure?

Each person’s position at Cognos will be mapped to an IBM job and “band” (the term IBM uses as the salary grade/level and represents the competitive market pay for the job). IBM uses a total of 10 bands to represent all non-executive positions. Work will begin after close to thoroughly evaluate Cognos positions.

What is IBM’s compensation strategy?

IBM’s compensation is based on the following key principles:  pay for performance; pay competitively, and differentiate compensation based upon level of contribution. There is a strong investment in all employees, with the top performers and contributors being paid amongst the best in the industry.

What can we expect for future salary reviews?

IBM’s pay philosophy is to provide a total compensation package that attracts, motivates, and retains high performing employees. IBM’s annual salary review, conducted on an IBM wide focal review date, is based on a combination of your performance evaluation, critical skills you possess, job scope within your band (job level), and retention considerations as well as where your salary falls within your broad market pay range.

What type of performance evaluation system does IBM use?

IBM uses an individual assessment system called Personal Business Commitments (PBCs). At the beginning of each review period, individual PBC objectives are developed and agreed to by employees and their managers. Employee performance is one of the factors considered in determining salary increases.

How frequently are performance evaluations conducted at IBM?

Generally, employees are evaluated once a year based on a calendar year performance period. Ongoing feedback is encouraged throughout the year.

Does IBM have an awards program?

IBM has a variety of awards programs, including cash awards, Technical Achievement, Excellence Awards, and team awards. Employees are also eligible to participate in the IBM ThinkPlace Program, which recognizes employee suggestions that improve business processes, employee productivity and quality.

Career Development

What are the career growth opportunities in IBM?

Career development is collaboration between the employee and his or her manager. While IBM provides a broad range of opportunity across all business segments, employees will work with their current manager to create development and career plans as well as identify an appropriate availability date to pursue those new opportunities.

Employees are able to explore these opportunities within IBM by utilizing the Job Opportunity Bank (JOB) tool which contains all current open positions, some of which are not available for external IBM hiring. Given the breadth of IBM’s business, career options open to employees are significantly enhanced as employees continue to develop their skills and knowledge.

IBM also provides a management and technical career path for individuals pursuing growth and opportunity in those areas. In addition, employees can build their skill and expertise at their own pace by utilizing IBM Global Campus which provides both e-Learning and classroom educational offerings covering a variety of business areas such as Project Management and Leadership as well as technical subjects including Java and other programming classes.

Other Questions:

How does IBM handle employees on visas?

IBM is accustomed to transitioning employees on visas. Individuals on visas should discuss their situations with their management and HR.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.